Exhibit 99.1

RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the consolidated financial statements of the Group prepared under U.S. GAAP and IFRS are as follows:

Reconciliation of consolidated statements of income/(loss)

	For the year ended December 31, 2023								
	IFRS adjustments								
	RMB (in millions)								
	Amounts as reported under U.S. GAAP	Share-based compensation Note (i)	Leases Note (ii)	Equity securities without readily determinable fair values Note (iii)	Equity method investments Note (iv)	Available-for-sale debt investments Note (v)	Issuance Cost Note (vi)	Software Note (vii)	Amounts under IFRS
Cost of revenues	(8,121)	—	—	—	—	—	—	—	(8,121)
Product development	(12,120)	35	—	—	—	—	—	—	(12,085)
Sales and marketing	(9,202)	6	—	—	—	—	—	—	(9,196)
General and administrative	(3,743)	33	31	—	—	—	—	—	(3,679)
Income from operations	**11,324**	**74**	**31**	**—**	**—**	**—**	**—**	**—**	**11,429**
Interest expense	(2,067)	—	(33)	—	—	—	—	—	(2,100)
Fair value changes on investments measured at fair value through profit or loss	—	—	—	(11)	—	(801)	—	—	(812)
Other (expense)/income	(667)	—	—	—	—	115	—	—	(552)
Income/(loss) before income tax expense and equity in loss of affiliates	**10,680**	**74**	**(2)**	**(11)**	**—**	**(686)**	**—**	**—**	**10,055**
Income tax expense	(1,750)	—	—	(2)	—	162	—	—	(1,590)
Equity in income/ (loss) of affiliates	1,072	—	—	—	(19)	—	—	—	1,053
Net Income/(loss)	**10,002**	**74**	**(2)**	**(13)**	**(19)**	**(524)**	**—**	**—**	**9,518**

	For the year ended December 31, 2022							
		IFRS adjustments						
		RMB (in millions)						
	Amounts as reported under U.S. GAAP	Share-based compensation Note (i)	Leases Note (ii)	Equity securities without readily determinable fair values Note (iii)	Equity method investments Note (iv)	Available-for-sale debt investments Note (v)	Issuance Cost Note (vi)	Software Note (vii)	Amounts under IFRS
Cost of revenues	(4,513)	—	15	—	—	—	—	—	(4,498)
Product development	(8,341)	55	—	—	—	—	—	—	(8,286)
Sales and marketing	(4,250)	10	—	—	—	—	—	—	(4,240)
General and administrative	(2,847)	49	(3)	—	—	—	—	—	(2,801)
Income from operations	88	114	12	—	—	—	—	—	214
Interest expense	(1,514)	—	(39)	—	—	—	—	—	(1,553)
Fair value changes on investments measured at fair value through profit or loss	—	—	—	(33)	—	(962)	—	—	(995)
Other income	2,015	—	—	41	—	906	—	—	2,962
Income/(loss) before income tax expense and equity in loss of affiliates	2,635	114	(27)	8	—	(56)	—	—	2,674
Income tax expense	(682)	—	—	4	—	(32)	—	—	(710)
Equity in loss of affiliates	(586)	—	—	—	(1)	—	—	—	(587)
Net Income/(loss)	1,367	114	(27)	12	(1)	(88)	—	—	1,377

	For the year ended December 31, 2021								
	IFRS adjustments								
	RMB (in millions)								
	Amounts as reported under U.S. GAAP	Share-based compensation Note (i)	Leases Note (ii)	Equity securities without readily determinable fair values Note (iii)	Equity method investments Note (iv)	Available-for-sale debt investments Note (v)	Issuance Cost Note (vi)	Software Note (vii)	Amounts under IFRS
Cost of revenues	(4,598)	—	7	—	—	—	—	—	(4,591)
Product development	(8,992)	(98)	—	—	—	—	—	—	(9,090)
Sales and marketing	(4,922)	(18)	—	—	—	—	—	—	(4,940)
General and administrative	(2,922)	(89)	(3)	—	—	—	(40)	—	(3,054)
(Loss)/income from operations	(1,411)	(205)	4	—	—	—	(40)	—	(1,652)
Interest expense	(1,565)	—	(39)	—	—	—	—	—	(1,604)
Fair value changes on investments measured at fair value through profit or loss	—	—	—	46	—	(61)	—	—	(15)
Other income	373	—	—	16	—	—	—	—	389
(Loss)/income before income tax expense and equity in income/(loss) of affiliates	(471)	(205)	(35)	62	—	(61)	(40)	—	(750)
Income tax expense	(270)	—	—	(2)	—	—	—	—	(272)
Equity in income/(loss) of affiliates	96	—	—	—	(112)	—	—	—	(16)
Net (loss)/income	(645)	(205)	(35)	60	(112)	61	(40)	—	(1,038)

Reconciliation of consolidated balance sheets

	As of December 31, 2023								
		IFRS adjustments							
		RMB (in millions)							
	Amounts as reported under U.S. GAAP	Share-based compensation Note (i)	Leases Note (ii)	Equity securities without readily determinable fair values Note (iii)	Equity method investments Note (iv)	Available-for-sale debt investments Note (v)	Issuance Cost Note (vi)	Software Note (vii)	Amounts under IFRS
Land use rights	80	—	(80)	—	—	—	—	—	—
Property, equipment and software	5,142	—	—	—	—	—	—	(162)	4,980
Investments	49,342	—	—	(375)	(27)	(2,079)	—	—	46,861
Investments measured at fair value through profit or loss	—	—	—	472	—	1,696	—	—	2,168
Intangible assets	12,564	—	—	—	—	—	—	162	12,726
Right-of-use assets	641	—	(14)	—	—	—	—	—	627
Deferred tax assets	2,576	—	—	—	—	—	—	—	2,576
Total assets	219,137	—	(94)	97	(27)	(383)	—	—	218,730
Deferred tax liabilities	3,825	—	—	11	—	—	—	—	3,836
Total liabilities	96,131	—	—	11	—	—	—	—	96,142
Additional paid-in Capital	97,428	1,135	—	—	—	—	40	—	98,603
Accumulated other comprehensive loss	(2,400)	—	—	—	102	545	—	—	(1,753)
Retained earnings	28,806	(1,135)	(94)	86	(129)	(928)	(40)	—	26,566
Total shareholders' equity	123,006	—	(94)	86	(27)	(383)	—	—	122,588

	As of December 31, 2022								
		IFRS adjustments							
		RMB (in millions)							
	Amounts as reported under U.S. GAAP	Share-based compensation Note (i)	Leases Note (ii)	Equity securities without readily determinable fair values Note (iii)	Equity method investments Note (iv)	Available-for-sale debt investments Note (v)	Issuance Cost Note (vi)	Software Note (vii)	Amounts under IFRS
Land use rights	83	—	(83)	—	—	—	—	—	—
Property, equipment and software	5,204	—	—	—	—	—	—	(140)	5,064
Investments	50,177	—	—	(550)	(8)	(2,602)	—	—	47,017
Investments measured at fair value through profit or loss	—	—	—	657	—	2,059	—	—	2,716
Intangible assets	12,742	—	—	—	—	—	—	140	12,882
Right-of-use assets	819	—	(9)	—	—	—	—	—	810
Deferred tax assets	1,324	—	—	—	—	—	—	—	1,324
Total assets	191,691	—	(92)	107	(8)	(543)	—	—	191,155
Deferred tax liabilities	3,487	—	—	9	—	—	—	—	3,496
Total liabilities	78,672	—	—	9	—	—	—	—	78,681
Additional paid-in Capital	95,196	1,209	—	—	—	—	40	—	96,445
Accumulated other comprehensive loss	(1,768)	—	—	(1)	102	(139)	—	—	(1,806)
Retained earnings	20,135	(1,209)	(92)	99	(110)	(404)	(40)	—	18,379
Total shareholders' equity	113,019	—	(92)	98	(8)	(543)	—	—	112,474

(i)   Share-based compensation

Under U.S. GAAP, the Company has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting over the requisite service period.

Under IFRS, the graded vesting method is required to recognize compensation expense for all employee equity awards granted with graded vesting.

(ii)   Leases

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which are measured on a straight-line basis and are recorded in the consolidated statements of income/(loss).

Under IFRS, the right-of-use assets are generally depreciated on a straight-line basis while the interest expense related to the lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(iii)   Equity securities without readily determinable fair values

Under U.S. GAAP, the Company elected to measure an equity security without a readily determinable fair value using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes reported in the profit or loss.

Under IFRS, the Company measured the investments in equity instruments at fair value through profit or loss (FVTPL). Fair value changes of these investments are recognized in the profit or loss.

(iv)   Equity method investments

Under U.S. GAAP and IFRS, the investor should adjust the results of its associate or joint venture to align the investee's accounting policies with its own policies. The reconciliation items mainly arise from different accounting the associate or joint venture applied under each GAAP.

(v)   Available-for-sale debt investments

Under U.S. GAAP, the available-for-sale debt investments classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation. The Company reports available-for-sale debt investments at fair value at each balance sheet date with the aggregate unrealized gains and losses, net of tax, reflected in "Accumulated other comprehensive loss" in the consolidated balance sheets.

Under IFRS, since those investments do not meet the definition of the equity instrument from the perspective of issuer, and the contractual cashflow could not pass the Solely Payments of Principal and Interest (the "SPPI") test, thus they are required to be classified as financial assets measured at fair value with fair value changes recognized in the profit or loss.

Additionally, under both U.S. GAAP and IFRS, when an investor has other financial interests, like preferred stock, in an associate or a joint venture, that in substance form part of the net investment in the associate or the joint venture, after the investor's basis of its common stock investment is reduced to zero by its equity method losses, the investor should continue to recognize equity method losses to the extent of, and as an adjustment to, the basis of preferred stock.

However, under U.S. GAAP, the preferred stock should state at fair value at all times requiring a write-up (or write-down) to fair value through income or through OCI, which is not applicable under IFRS.

(vi) *Issuance Cost*

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply a different criterion for capitalization when the listing involves both existing shares and a concurrent issuance of our new shares in the capital market, and are allocated to proportionately between our existing and new shares. Costs incurred to list existing shares are not equity transaction costs, which are charged to the income statement.

(vii) *Software*

Under U.S. GAAP, software is reported under property, equipment and software.

Under IFRS, software is reported under the intangible asset category. Accordingly, software is reclassified from property, equipment and software to intangible assets.